Hey, Tim -

As I told you, Video Notebook is about to launch a seed round on WeFunder. Here's the draft web page. I'd love to get your thoughts on this campaign, and VN's prospects.

What do you think? Are you interested in investing at all? Do you know others who would be interested?

Would you like to get together sometime soon to talk about this? I'm pretty free afternoons the rest of the week, and even more free next week.

- Mike